Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276131

Prospectus Supplement No. 2

(To Prospectus dated December 29, 2023)

ALLURION TECHNOLOGIES, INC.

Up to 9,482,468 Shares of Common Stock

This prospectus supplement no. 2 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 29, 2023 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-276131). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “8-K”). Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On March 20, 2024, the last quoted sale price for shares of our common stock as reported on the NYSE was $2.10 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.225 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 29 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 21, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2024

Allurion Technologies, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41767	92-2182207
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Huron Drive
Natick, Massachusetts		01760
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (508) 647-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 1.420455 shares of common stock, each at an exercise price of $8.10 per share of common stock	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 11, 2024, the Board of Directors (the “Board”) of Allurion Technologies, Inc. (“Allurion” or the “Company”) appointed Milena Alberti-Perez to the Board as a Class III director to fill the vacancy on the Board, effective immediately. Ms. Alberti-Perez also was appointed to the Audit Committee of the Board and will serve as the Chair of such committee. The election of Ms. Alberti-Perez puts the Company in compliance with the New York Stock Exchange (“NYSE”) listing requirement 303A.07, which requires that the Company’s Audit Committee be comprised of at least three directors, all of whom are independent. The Board has affirmatively determined that Ms. Alberti-Perez is “independent” under the listing standards of the NYSE and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), including applicable rules thereof related to service on audit committees.

Ms. Alberti-Perez’s compensation for her services as a non-employee director will be consistent with the Company’s compensation practices for non-employee directors described in the Company’s Registration Statement on Form S-4/A filed with the SEC on July 6, 2023 under the caption “Allurion Non-Employee Director Compensation Policy.”

There is no arrangement or understanding between Ms. Alberti-Perez and any other person pursuant to which she was to be selected as a director of the Company, and she is a not a party to, and has no direct or indirect interest in, any transactions or proposed transactions to which the Company is or will be a participant.

A copy of the press release dated March 11, 2024, announcing such appointments is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

99.1	Press Release issued by the registrant on March 11, 2024, furnished herewith.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 14, 2024	By:	/s/ Brendan Gibbons
Chief Legal Officer

EX-99.1

Milena Alberti-Perez Joins Allurion Board of Directors as Audit Committee Chair

NATICK, MA – March 12, 2024 – Allurion Technologies, Inc. (NYSE: ALUR), a company dedicated to ending obesity, today announced the appointment of its newest board member and Audit Committee Chair, Milena Alberti-Perez, effective as of March 11, 2024.

“Milena joins the Allurion board during an exciting time in the company’s history and is a proven and dynamic leader, with deep experience as an operator and board member,” said Dr. Shantanu Gaur, Allurion Founder and CEO. “Her perspective and guidance will be invaluable as Allurion furthers its mission to treat the one billion people around the world with obesity.”

Ms. Alberti-Perez previously served as Chief Financial Officer at Getty Images (NYSE: GETY) and CFO at Penguin Random House where she oversaw a global business generating over $3 billion in annual sales. She currently serves as Chair of the Audit Committee at Digimarc Corporation (Nasdaq: DMRC) and Chair of the Finance Committee and member of the Audit Committee at Pitney Bowes (NASDAQ: PBI)

“I am thrilled to join Allurion at a pivotal stage of its journey as a public company,” said Ms. Alberti-Perez. “I am looking forward to working with my fellow board members and the company’s management team as Allurion embarks on setting a new standard for a best-in-class weight loss experience.”

Ms. Alberti-Perez holds a B.A. from the University of Pennsylvania and an M.B.A. from Harvard Business School.

About Allurion

Allurion is dedicated to ending obesity. The Allurion Program is a weight-loss platform that combines the Allurion Gastric Balloon, the world’s first and only swallowable, procedure-less gastric balloon for weight loss, the Allurion Virtual Care Suite, including the Allurion Mobile App for consumers, Allurion Insights for healthcare providers featuring the Iris AI Platform, and the Allurion Connected Scale. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor, and manage weight-loss therapy for patients regardless of their treatment plan, whether it is gastric balloon, surgical, medical or nutritional. The Allurion Gastric Balloon is an investigational device in the United States.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com.

Global Media

 Cedric Damour

 PR Manager

 +33 7 84 21 02 20

cdamour@allurion.com

Investor Contact

Mike Cavanaugh, Investor Relations

 ICR Westwicke

 (617) 877-9641

mike.cavanaugh@westwicke.com